                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 11-K




            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                          Commission file number 1-7585




                      The Newhall Land and Farming Company
                              Employee Savings Plan




                      The Newhall Land and Farming Company
                       (A California Limited Partnership)
                            23823 Valencia Boulevard
                               Valencia, CA 91355

                              REQUIRED INFORMATION

Statements of Net Assets Available for Plan Benefits as of December 31, 1997 and 1996, Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the two-year period ended December 31, 1997, Notes to Financial Statements, Schedule of Assets Held for Investment as of December 31, 1997, Schedule of Reportable Transactions for the year ended December 31, 1997, together with the Report and Consent of Independent Auditors, are attached and filed herewith.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, Newhall Management Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                         The Newhall Land and Farming Company
                                                        Employee Savings Plan


June 29, 1998                            /s/ Thomas H. Almas
                                         ---------------------------------------
                                         Newhall Management Corporation, Trustee
                                         By:  Thomas H. Almas, Vice President -
                                              Administration and Secretary

                           THE NEWHALL LAND AND FARMING COMPANY
                           EMPLOYEE  SAVINGS PLAN

                           Financial Statements and Schedules

                           December 31, 1997 and 1996

                           (With Independent Auditors' Report Thereon)

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN



                   Index to Financial Statements and Schedules



                                                                                                          Page
                                                                                                          ----

Independent Auditors' Report                                                                                1

Statement of Net Assets Available for Plan Benefits with Fund Information -
     December 31, 1997                                                                                      2

Statement of Net Assets Available for Plan Benefits with Fund Information -
     December 31, 1996                                                                                      3

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information - Year ended
     December 31, 1997                                                                                      4

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information - Year ended
     December 31, 1996                                                                                      5

Notes to Financial Statements                                                                               6


                                                                                                        Schedule
                                                                                                        --------


Line 27a - Schedule of Assets Held for Investment Purposes - December 31, 1997                              1


Line 27d - Schedule of Reportable Transactions - Year ended December 31, 1997                               2


Other schedules are omitted as they are not applicable or not required by Department of Labor Regulations.

                          INDEPENDENT AUDITORS' REPORT



The Compensation Committee of the
  Board of Directors of Newhall Management Corporation:


We have audited the accompanying statements of net assets available for Plan benefits with fund information of The Newhall Land and Farming Company Employee Savings Plan as of December 31, 1997 and 1996 and the related statements of changes in net assets available for Plan benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of The Newhall Land and Farming Company Employee Savings Plan as of December 31, 1997 and 1996 and the changes in those net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for Plan benefits and the statements of changes in net assets available for Plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




May 29, 1998                                   /s/ KPMG Peat Marwick LLP

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

    Statement of Net Assets Available for Plan Benefits with Fund Information

                               December 31, 1997


                                                             PARTNERSHIP    BALANCED
                                             FIXED INCOME    DEPOSITARY    INVESTMENT    EQUITY INDEX  PARTICIPANT
                   ASSETS                        FUND         UNIT FUND       FUND           FUND         LOANS         TOTAL
                                             ------------    -----------   -----------   ------------  -----------   -----------
Cash                                          $        --            535            --         5,257            --         5,792

Investments                                     2,881,960        500,027     1,229,572     6,960,686            --    11,572,245

Loans to participants                                  --             --            --            --       665,173       665,173
                                              -----------    -----------   -----------   -----------   -----------   -----------

     Total assets                               2,881,960        500,562     1,229,572     6,965,943       665,173    12,243,210

                 LIABILITIES

Reimbursements due to Plan sponsor                (11,936)            --            --            --            --       (11,936)
                                              -----------    -----------   -----------   -----------   -----------   -----------

     Net assets available for Plan benefits   $ 2,870,024        500,562     1,229,572     6,965,943       665,173    12,231,274
                                              ===========    ===========   ===========   ===========   ===========   ===========


See accompanying notes to financial statements.

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

    Statement of Net Assets Available for Plan Benefits with Fund Information

                               December 31, 1996

                                                             PARTNERSHIP    BALANCED
                                              FIXED INCOME    DEPOSITARY   INVESTMENT    EQUITY INDEX   PARTICIPANT
                   ASSETS                         FUND        UNIT FUND       FUND           FUND          LOANS         TOTAL
                                              ------------   -----------   -----------   ------------   -----------   -----------
Cash                                          $        --            819            --            --             --           819

Investments                                     3,423,621        182,892     1,039,224     5,300,616             --     9,946,353

Loans to participants                                  --             --            --            --        617,021       617,021
                                              -----------    -----------   -----------   -----------    -----------   -----------

     Total assets                               3,423,621        183,711     1,039,224     5,300,616        617,021    10,564,193

                 LIABILITIES

Reimbursements due to Plan sponsor                (34,008)            --            --       (15,700)            --       (49,708)
                                              -----------    -----------   -----------   -----------    -----------   -----------

     Net assets available for Plan benefits   $ 3,389,613        183,711     1,039,224     5,284,916        617,021    10,514,485
                                              ===========    ===========   ===========   ===========    ===========   ===========

See accompanying notes to financial statements.

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

                Statement of Changes in Net Assets Available for
                      Plan Benefits with Fund Information

                          Year ended December 31, 1997

                                                            PARTNERSHIP     BALANCED
                                             FIXED INCOME    DEPOSITARY    INVESTMENT     EQUITY INDEX   PARTICIPANT
                                                 FUND        UNIT FUND        FUND            FUND          LOANS         TOTAL
                                             ------------   -----------    -----------    ------------   -----------   -----------
Dividend and interest income                 $   176,802          3,310          1,145            428         46,190       227,875
Realized gains                                        --             --         23,177         66,234             --        89,411
Unrealized gains                                     883        199,160        211,959      1,541,042             --     1,953,044
                                             -----------    -----------    -----------    -----------    -----------   -----------
                                                 177,685        202,470        236,281      1,607,704         46,190     2,270,330
                                             -----------    -----------    -----------    -----------    -----------   -----------

Contributions:
    From participants                            146,787         36,354        275,973        151,492             --       610,606
    From the Company                              73,525         13,534         29,972        158,569             --       275,600
                                             -----------    -----------    -----------    -----------    -----------   -----------
                                                 220,312         49,888        305,945        310,061             --       886,206
                                             -----------    -----------    -----------    -----------    -----------   -----------

Interfund transfers                             (509,803)        65,663       (315,156)       757,334          1,962            --

Participant withdrawals                         (407,783)        (1,170)       (36,722)      (994,072)            --    (1,439,747)
                                             -----------    -----------    -----------    -----------    -----------   -----------

         Increase (decrease) in net assets      (519,589)       316,851        190,348      1,681,027         48,152     1,716,789



Net assets available for Plan benefits:
    Beginning of year                          3,389,613        183,711      1,039,224      5,284,916        617,021    10,514,485
                                             -----------    -----------    -----------    -----------    -----------   -----------

    End of year                              $ 2,870,024        500,562      1,229,572      6,965,943        665,173    12,231,274
                                             ===========    ===========    ===========    ===========    ===========   ===========

See accompanying notes to financial statements.

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

                Statement of Changes in Net Assets Available for
                      Plan Benefits with Fund Information

                          Year ended December 31, 1996

                                                            PARTNERSHIP     BALANCED
                                             FIXED INCOME    DEPOSITARY    INVESTMENT     EQUITY INDEX   PARTICIPANT
                                                 FUND        UNIT FUND        FUND            FUND          LOANS          TOTAL
                                             ------------   -----------    -----------    ------------   -----------    -----------

Dividend and interest income                 $   256,285          2,748             33             96         45,131        304,293
Realized gains                                        --             --          8,516         34,513             --         43,029
Unrealized gains                                      --         22,259         95,108        883,855             --      1,001,222
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                                 256,285         25,007        103,657        918,464         45,131      1,348,544
                                             -----------    -----------    -----------    -----------    -----------    -----------

Contributions:
    From participants                            185,694         28,600         71,204        275,274             --        560,772
    From the Company                              92,842         10,253         30,989        126,215             --        260,299
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                                 278,536         38,853        102,193        401,489             --        821,071
                                             -----------    -----------    -----------    -----------    -----------    -----------

Interfund transfers                             (208,617)       (11,677)       117,869        133,371        (30,946)            --

Participant withdrawals                         (858,106)        (3,300)       (29,148)      (207,362)            --     (1,097,916)
                                             -----------    -----------    -----------    -----------    -----------    -----------

         Increase (decrease) in net assets      (531,902)        48,883        294,571      1,245,962         14,185      1,071,699



Net assets available for Plan benefits:
    Beginning of year                          3,921,515        134,828        744,653      4,038,954        602,836      9,442,786
                                             -----------    -----------    -----------    -----------    -----------    -----------

    End of year                              $ 3,389,613        183,711      1,039,224      5,284,916        617,021     10,514,485
                                             ===========    ===========    ===========    ===========    ===========    ===========

See accompanying notes to financial statements.

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1997 and 1996


(1)    DESCRIPTION OF THE PLAN

       The Newhall Land and Farming Company Employee Savings Plan (the Plan) is a defined contribution plan under the Internal Revenue Code of 1986 (the
       Code) Section 401(k) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan permits eligible employees of The Newhall Land and Farming Company and subsidiaries (the Company) to contribute up to $9,500 in 1997 and 1996. Employee contributions reduce an employee's currently taxable compensation and, therefore, are not subject to income taxes until the amounts are withdrawn from the Plan. An employee must complete one year of service and reach age 19 to become eligible to participate.

       For employee contributions of up to 6% of compensation, the Company may contribute an amount ranging from 25% to 75% of the employee's contribution depending upon the employee's length of service with the Company. Company contributions may be suspended if Company net income is less than 5% of the capital of the Company's partners or for other reasons deemed appropriate by the Company's Board of Directors.

       Participants select the investment funds in which their contributions are to be invested from the four available funds of the Plan. The investment funds are the Fixed Income Fund, the Equity Index Fund, the Partnership Depositary Unit Fund, and the Balanced Investment Fund. Company contributions, when made, are invested proportionately in the same funds as the employee contributions.

       Total employees participating in each investment option as of December 31, 1997 and 1996 are as follows:

                                                 1997                   1996
                                               --------               --------
  Fixed Income Fund                               174                    182
  Partnership Depositary Unit Fund                 49                     38
  Equity Index Fund                               159                    144
  Balanced Investment Fund                         68                     61
                                               ========               ========


       Participants are fully vested in the Plan upon enrollment; accordingly, there are no forfeitures resulting from participant withdrawals.

       Normal distributions are made in full upon (1) retirement, (2) total and permanent disability, (3) death or (4) termination of employment. Participants showing hardship may withdraw part or all of their contributions and accumulated earnings or losses, limited to earnings and losses incurred prior to January 1, 1990, at the end of a calendar quarter. An employee who withdraws any amount of his contribution account is not permitted to resume participation for six months. Employer contributions and the related accumulated earnings may be withdrawn only upon one of the four above-listed occurrences. Distributions and withdrawals are made in cash.

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements, Continued


       The Plan permits loans to Plan participants, secured by the borrowing participant's interest in the Plan, on such nondiscriminatory terms and conditions as the Plan's administrative committee shall determine, provided, however, that such loans comply with applicable requirements of ERISA and the Code (including such restrictions as are necessary to prevent loans from being treated as distributions under Section 72(p) of the Code). The loans are treated as earmarked investments of the participants with interest repayments credited proportionately to the investment funds originally liquidated to provide the principal.

       Contributions by employees are voluntary and are determined as a specified percentage of base compensation plus overtime, excluding that portion of compensation imputed for tax purposes as a result of fringe benefits and other similar forms of compensation.

       The Plan permits qualified rollover contributions from other qualified plans.

       In the event of Plan termination, all payments will be made as soon as practicable from the assets of the Plan based on the amount in each participant's individual and employer contribution accounts.

       Newhall Management Corporation is the sole trustee for the Plan.

       Participants should refer to the Plan document or summary Plan description for a more complete description of the Plan's provisions.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES

       BASIS OF ACCOUNTING

       The financial statements for the Plan are prepared on an accrual basis, primarily from data submitted to the Plan administrator by the companies that function as investment managers: Connecticut General Life Insurance Company (CIGNA), Newhall Depositary Company and Wells Fargo Bank.

       INVESTMENTS

       All investment income is allocated to individual participant accounts. The Fixed Income Fund, held by CIGNA, represents a deposit with an insurance company and is stated at contract value, which represents contributions and income earned, less distributions and expenses charged. The Partnership Depositary Unit Fund is invested in partnership units in the Company. The Equity Index Fund, held by Wells Fargo Bank, is a collective trust invested primarily in the common stocks that comprise the Standard & Poor's 500 Index. The Balanced Investment Fund, held by Wells Fargo Bank, is a collective trust invested primarily in common stocks that comprise the Standard & Poor's 500 Index and in U.S. Treasury Bonds. The Plan shares in the investment gains and losses of the securities underlying the Equity Index Fund, the Partnership Depositary Unit Fund and the Balanced Investment Fund, which are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis.

       Loans to participants are stated at cost, which approximates fair value.

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements, Continued


       PLAN EXPENSES

       Expenses incurred in the administration of the Plan are borne by the Company.

       MANAGEMENT ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and the amount of any contingent assets or liabilities disclosed in the financial statements. Actual results could differ from estimates made.


(3)    INCOME TAXES

       The Company received a favorable determination letter from the Internal Revenue Service in September 1995 which stated that the Plan, as then designed, including certain proposed amendments, is in compliance with applicable requirements of the Internal Revenue Code. The proposed amendments were adopted by the Plan subsequent to receipt of the determination letter.


(4)    COMMITMENTS

       Included in net assets available for Plan benefits in the accompanying financial statements as of December 31, 1997 and 1996 are amounts totaling $26,404 and $326,951, respectively, allocated to accounts of persons who have requested withdrawal of their accounts from the Plan.


(5)    INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS

       The fair value of individual investments representing 5% or more of the Plan's net assets as of December 31, 1997 and 1996 is:

                                                    1997            1996
                                                 ----------      ----------
       Wells Fargo Bank Equity Index Fund        $6,958,572       5,300,616
       CIGNA Fixed Income Fund                    2,847,952       3,423,621
       Wells Fargo Balanced Investment Fund       1,229,380       1,039,224
                                                 ==========      ==========

                                   Schedule 1

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997


            IDENTITY OF
         ISSUER, BORROWER,                       DESCRIPTION OF
      LESSOR OR SIMILAR PARTY                      INVESTMENT                         COST              CURRENT VALUE
------------------------------------   ------------------------------------    -------------------   --------------------

Wells Fargo Money Market               Money market shares, $1 par                   $    5,792                 5,257

Connecticut General Life Insurance
    Company (CIGNA)
                                       Fixed Income Fund                              2,836,016             2,881,960

The Newhall Land and Farming
    Company*                           Partnership Units                                284,290               500,562

Wells Fargo Bank                       Equity Index Fund                              5,417,531             6,960,686

Wells Fargo Bank                       Balanced Investment Fund                         917,412             1,229,572

Loans to Plan participants             Notes secured by
                                         vested interest (93 total loans with
                                         interest rates ranging from 6.760% to
                                         8.96%)                                             --                665,173
                                                                                    -----------        --------------

                                                                                    $ 9,461,041            12,243,210
                                                                                    ===========        ==============

*   Party in interest.


See accompanying independent auditors' report.

                                   Schedule 2

                          THE NEWHALL LAND AND FARMING
                              EMPLOYEE SAVINGS PLAN

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1997


                                                     TOTAL                      CURRENT VALUE
                                DESCRIPTION         NUMBER OF      PURCHASE      OF ASSET ON        SALES      COST OF   NET GAIN
IDENTITY OF PARTY INVOLVED       OF ASSETS         TRANSACTIONS     PRICE      TRANSACTION DATE     PRICE       ASSET     (LOSS)
--------------------------    -----------------    ------------   ----------   ----------------    ---------   -------   --------
Wells Fargo Bank              Equity Index Fund             41    $1,138,000       1,138,000              --        --        --

Wells Fargo Bank              Equity Index Fund             14            --              --       1,084,601   632,639   451,962
                                                   ============   ==========   ================    =========   =======   =======


See accompanying independent auditors' report.

                          INDEPENDENT AUDITORS' CONSENT




We consent to the incorporation by reference in the Registration statement no. 33-53769 on Form S-8 of our report dated May 29, 1998 relating to the financial statements of The Newhall Land and Farming Company Employee Savings Plan as of and for the years ended December 31, 1997 and 1996, which report is included in this Annual Report on Form 11-K.

Our report dated May 29, 1998 contains a paragraph which states that our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The fund information in the statements of net assets available for Plan benefits and the statements of changes in net assets available for Plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




Los Angeles, California                        /s/ KPMG Peat Marwick LLP
June 29, 1998